UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10026921

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GoldBridge Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Spear Street, 21st floor
(No and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Buckley (415) 227-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DARIUS W ANDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoldBridge Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CA
County of San Francisco
Subscribed and sworn to (or affirmed) to before me this 28th day of January, 2010 by Affirmation proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

CEO
Title

GAIL C. LIEBERMAN
COMM. #1815808
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires Oct. 3, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Gold Bridge Capital, LLC:

We have audited the accompanying statement of financial condition of Gold Bridge Capital, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Bridge Capital, LLC as of December 31, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 22, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Gold Bridge Capital, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 1,199,240
Accounts receivable	3,145,795
Property and equipment, net	789
Receivable from related party	365
Prepaid expenses	32,021
Deposits	25,000
Total assets	$ 4,403,210

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 223,250
Deferred revenue	37,500
Payable to related parties	10,635
Total liabilities	271,385
Commitments and contingencies	
Members' equity	
Members' equity	4,131,825
Total members' equity	4,131,825
Total liabilities and members' equity	$ 4,403,210

The accompanying notes are an integral part of these financial statements.

Gold Bridge Capital, LLC
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Consulting fees	$ 2,129,167
Placement fees	1,461,278
Interest	1,493
Other income	62,455
Total revenues	3,654,393
Expenses	
Employee compensation and benefits	306,612
Communications	18,411
Interest expense	94
Occupancy expense	549,248
Professional fees	952,986
Taxes, licenses and fees, other than income taxes	10,100
Other operating expenses	230,314
Total expenses	2,067,765
Net income (loss) before income tax provision	1,586,628
Income tax provision	12,590
Net income (loss)	$ 1,574,038

The accompanying notes are an integral part of these financial statements.

Gold Bridge Capital, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2009

	Members' Equity
Balance at December 31, 2008	$ 5,288,286
Distributions to members	(2,730,499)
Net income (loss)	1,574,038
Balance at December 31, 2009	$ 4,131,825

The accompanying notes are an integral part of these financial statements.

Gold Bridge Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ 1,574,038
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
Depreciation expense	$ 10,944	
(Gain) Loss on sale of property plant & equipment	31,982	
(Increase) decrease in assets:		
Accounts receivable	2,071,613	
Receivable from related party	(365)	
Prepaid expenses	34,959	
Deposits	62,237	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	183,823	
Accrued salary, bonus & commission, net	(204,771)	
Deferred revenue	36,850	
Payable to related parties	(2,298)	
Total adjustments		2,224,974
Net cash and cash equivalents provided by (used in) operating activities		3,799,012
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(2,730,499)	
Net cash and cash equivalents provided by (used in) financing activities		(2,730,499)
Net increase (decrease) in cash and cash equivalents		1,068,513
Cash and cash equivalents at beginning of year		130,727
Cash and cash equivalents at end of year		$ 1,199,240

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 94
Income taxes	$ 24,380

The accompanying notes are an integral part of these financial statements.

Gold Bridge Capital, LLC
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Gold Bridge Capital, LLC (the "Company"), incorporated in the state of California on October 11, 2005, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was accepted as a member of FINRA on October 23, 2006 and began activities on November 1, 2006.

The Company operates as a private placement agency that assists money managers in navigating the investment processes of public pension systems throughout the United States.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company recognizes consulting fee income as earned over terms ranging from one time fees up to three year terms as specified in contracts with its clients. Consulting fees are based on specific dollar amounts in contracts.

Gold Bridge Capital, LLC
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

The Company recognizes placement fee income when contracts have been signed by both the Company and the client and investors have completed their capital investment(s) in the client's fund(s). Placement fees are based upon a percentage of the amount of capital placed, ranging from 40 to 150 "basis points" (one hundredth of one percent) of those amounts.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company presents its accounts receivable at their fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. Under this topic, fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal income taxes is included in these financial statements.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Computer equipment	$	8,746	3
		8,746	
Less: accumulated depreciation		(7,957)	
Property and equipment, net	$	789	

Depreciation expense for the year ended December 31, 2009, was $10,944.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2009, the income tax provision consisted of the following:

Note 3: INCOME TAXES (Continued)

Franchise tax	$	800
Gross receipts tax		11,790
Total income tax provision	$	12,590

The Company files its tax return on the cash basis.

Note 4: RELATED PARTY TRANSACTIONS

Pursuant to multiple lease and service agreements expiring December 31, 2009, the Company pays rent for a corporate apartment and various operating expenses to related parties. Under these agreements for the year ended December 31, 2009, rent expense and operating expense was $74,648 and $93,085, respectively.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

During the year ended December 31, 2009, the Company and its affiliates terminated the lease they held for office space several years early. As a condition for being released from the lease the Company and its affiliates paid a settlement, surrendered their certificate of deposit which served as a deposit on the lease, and abondoned all the furniture and fixtures in the vacated space to assist the leasing company with acquiring a new tenant. The Company incurred $549,248 for occupancy for the year, which included a lump sum settlement of $255,756 and $56,505 for the certificate of deposit forfeited with the lease termination.

Note 6: COMMITMENTS AND CONTINGENCIES

(Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

In the wake of news reports in the first quarter of 2009 regarding bribes or kickbacks occurring in the private placement of investments for various state pension funds, the Company became the subject of an inquiry by the U. S. Securities Exchange Commission regarding such practices. Compliance with the Commission's request for information required the company to reduce its operations and incur significant expenses retaining legal counsel and consulting services to assist with a response.

The inquiry is not an indication that any violations of law have occurred, and the Company is not aware of any formal charges or allegations being brought against it as a result of the inquiry.

As a result of the inquiry, the Company reversed a commission payable, to one of its brokers, associated with the Company's receivables for its completed placements. These financial statements contain no adjustment for any potential commissions that could be paid in the future, that are associated with the Company's accounts receivable. The reversal of the payable and any potential accrual of commissions associated with the receivable in the future would not have an effect on the Company's net capital, since the payable would qualify for nexus treatment against the receivable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2008
SFAS 157/ ASC 820	Business Combinations	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After November 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $906,855 which was $888,763 in excess of its required net capital of $18,092; and the Company's ratio of aggregate indebtedness ($271,385) to net capital was 0.3 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $2,927 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 909,782
Adjustments:		
Members' equity	$ (2,927)	
Total adjustments		(2,927)
Net capital per audited statements		$ 906,855

Gold Bridge Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Members' equity	$ 4,131,825	
Total members' equity		$ 4,131,825
Less: Non-allowable assets		
Accounts receivable	$ (3,145,795)	
Property and equipment, net	(789)	
Receivable from related party	(365)	
Prepaid expenses	(32,021)	
Deposits	(25,000)	
Total non-allowable assets		(3,203,970)
Net capital before haircuts		927,855
Less: Haircuts on securities		
Haircut on money markets	(21,000)	
Total haircuts on securities		(21,000)
Net Capital		906,855
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 18,092	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(18,092)
Excess net capital		$ 888,763
Ratio of aggregate indebtedness to net capital	0.3 : 1	

There was a difference of $2,927 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 9.

Gold Bridge Capital, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Gold Bridge Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Gold Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Gold Bridge Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Gold Bridge Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Gold Bridge Capital, LLC:

In planning and performing our audit of the financial statements of Gold Bridge Capital, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 22, 2010

Gold Bridge Capital, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Gold Bridge Capital, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of Gold Bridge Capital, LLC ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Gold Bridge Capital, LLC taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 22, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Gold Bridge Capital, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 6,230
SIPC-4 general assessment Payment made on January 6, 2009	(150)
SIPC-6 general assessment Payment made on July 28, 2009	(3,153)
SIPC-7T general assessment Payment made on February 18, 2010	(2,927)
Total assessment balance (overpayment carried forward)	$ -